

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

<u>Via E-mail</u>
Mr. Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, Nevada 89511-1136

   Re: Ormat Technologies, Inc.
      Form 10-K for the Year Ended December 31, 2011
      Filed February 29, 2012
      Definitive Proxy Statement on Schedule 14A
      Filed March 26, 2012
      File No. 001-32347

Dear Mr. Tenne:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Lilyanna L. Peyser for

           Mara L. Ransom
           Assistant Director